Exhibit 12.1

Ratio of Earnings to fixed charges

(in thousands, except ratios)

	Three months ended March 31, 2009	Years ended
		2008		2007	2006	2005	2004
Net income (loss) before income taxes	1,991	(63,272)		23,678	20,831	11,628	2,796
Total fixed charges	4,704	41,390		54,158	36,985	15,280	7,334
Interest expense	4,501	40,843		53,868	36,695	14,975	7,077
Amortization of subordinated debt origination expense	—	—		—	—	9	36
Estimated interest portion of rent expense(2)	200	547		290	290	296	221

Total fixed charges	4,704	41,390		54,158	36,985	15,280	7,334
Preferred stock dividends on a tax equivalent basis	582	243		68	75	942	369

Total	5,286	41,633		54,226	37,060	16,222	7,703
Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	1.27	—	(1)	1.44	1.56	1.66	1.32
Ratio of earnings to fixed charges	1.42	—	(1)	1.44	1.56	1.76	1.38

(1)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $63.6 million.

(2)	Estimated to be 33% of rent expense paid.